Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: November 8, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

On November 8, 2022, The Verge published a podcast in which Dylan Field, Co-Founder and CEO of Figma, was interviewed, as well as an accompanying article including a transcript of the podcast. The article, which is set forth below, does not represent the views of either Figma or Adobe, including, but not limited to, the views expressed by the interviewer and author of the article.

The Verge: Why Figma is Selling to Adobe for $20 Billon, with CEO Dylan Field

[…]

So for years, people have been waiting on the inevitable Figma vs. Adobe standoff since Figma was such a clear upstart competitor to Photoshop and Illustrator and the rest. Well, buckle up because in September, Adobe announced that it was buying Figma for $20 billion. Figma is going to remain independent inside Adobe, but you know, it’s a little weird.

So I wanted to talk to Dylan about the deal, why he’s doing it, how he made the decision to sell, and what things he can do as part of Adobe that he couldn’t do as an independent company.

[…]

Dylan Field is the co-founder and CEO of Figma. Welcome to Decoder.

Thank you. I’m excited to be on Decoder. Let’s make it happen.

[…]

So Figma is the main tool. It’s the thing that designers use and the reason the company is famous. I imagine it is the reason that Adobe wants to buy the company right now, because it’s the product that is taking market share away from them. It all seems very obvious right now, in the way that every successful company seems obvious at the end of one path. When you started this 10 years ago, people thought this was a bad idea. Talk about that journey, where you knew, “We want to bring design to the web in the way that Figma works on the web.” What was the moment that you knew it was going to work?

Totally. There’s a lot there. Before I get into it, I’ll also add that I think I probably had as much conversation and heard as much excitement from Adobe about FigJam as I have about Figma Design at this point. We’ll get back to that later.

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Actually, let me ask you about those early days a little bit. You have been very open in other interviews and talks that you’ve done that you had to learn how to be a leader on the job at Figma. You received some pretty hard feedback along the way. As you mentioned, your only other job before this was as an intern. So here is the Decoder question. You are 10 years on this journey and you just made a gigantic decision to sell this company. How do you make decisions?

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An example is when we were deciding, “Okay, do we sell the company or not?” First of all, I was very lucky to have people around me, like my board, and once we eventually got to a certain point in the process, I was able to be more open to my exec team and talk with them as well. But ultimately, at the end of the day, it is my decision. I own the decision. I tried a multitude of frameworks, and each one led me to say, “This is a good call.” I won’t go into the details of all those frameworks.

What were the top two frameworks?

I won’t go into the details on all of them right now.

I didn’t ask for all them, I asked for two. What were the top two?

But I think what’s interesting is…

No, wait. What were the top two?

Well, I mean obviously monetary is a framework, right? But it’s not the only one.

I knew it was the first one.

Impact. Impact is a framework. Will this lead to us having less impact? I think regret minimization is one that you could certainly think about. Anyway, I can list off 10 more, but again, I don’t want to go into the details there. Making sure that we were able to continue building a really important culture was definitely a consideration, so was attracting the type of people that we had been attracting. I think it would’ve been spooky to me if we didn’t think that was the case. I built a lot of conviction that it was. Thinking through all these different frameworks, not only did it highlight where the gaps were in my thinking and what things I had to figure out, it also highlighted important conversations I needed to have with the Adobe team.

The more I went into those conversations and brought up my concerns, the more I gained conviction that this was a really good decision for not just the company, but for our users and our community. It also built our trust and our relationship with the team. There was never a moment where I was like, “Oh, I have this framework that I’m trying,” that led me to a decision of, “We shouldn’t do this.” That was a sign. I think if you do get to a point where you have different frameworks that lead to different answers, you have to find some meta frameworks or a way to sort through all of them, which is maybe a little tougher.

All right. Let me give you a framework where it doesn’t work out so well. It’s shocking to me that you are out doing media in the middle of this acquisition. Here is a framework that the government is going to use: The Federal Trade Commission or European regulators are going to say Adobe is a gigantic corporation with dominant market share amongst designers in the world. Figma represented real and meaningful competition to Adobe, and was taking share away from Adobe in a variety of contexts. Adobe buying Figma reduces competition in the market. I have heard this from people who do not care about antitrust law, “Crap, this thing that was competing with Adobe that I was excited about is going to get swallowed by the board.” I have heard this from regulators who care a lot about competition from the market, and I have heard it from your local podcast hosts who think that tech companies need a lot more competition, especially big tech companies.

That is the framework that I think comes out as a “no,” right? You just listed off a lot of people you obviously care about, who are on your team and in control of the destiny of this company. You are going to cede some of their control over the future of Figma to a very large company with its own needs and aspirations, and might snuff out the thing that makes Figma such a good competitor. Whether or not you think that is the right policy choice, the right financial choice, or whatever, the thing that is exciting about tech is that there is always a disruptive challenger that shows up and knocks these giants off their pedestals. Figma is that thing. Isn’t that the framework that says, “No, you shouldn’t do this. You should see if you can actually knock Adobe off the map?”

I think for the user community, that was a critical component of the decision. That was probably the first audience that I thought of as we were thinking through it. As I thought through that decision and what we could do for the community, it actually led me to becoming more convinced that we should do this versus less so. Part of that is because there are a lot of things we don’t do in Figma today that are needed in the product development process.

If you think about product development, it’s not just pixels on the screen. You have a range of media types you are going to bring into the product development process in today’s world. Think about the Verge redesign for example. It’s not like you just use static imagery; you use video, and in the future you might use 3D content.

But those tools exist. We can pay for those tools too. Why does Figma need to be a part of those tools? It’s not like JPEGs and MP4s are difficult to move around.

I think that there are really good advantages that you can have as someone using a set of tools if the tools actually connect really well in one process. It’s like what we were talking about before. Figma is going from idea to design to production, and we are really trying to make the product development process as good as possible. What else can we do if we are able to bring more mediums into that? I think there are a lot of things that become possible there.

Name a thing. Name a specific thing. Adobe is a vast company. I think most people listening to this do not know that Adobe has a gigantic ads business. Many, many things can plug into whatever Figma is doing. Give me a concrete example of why being owned by Adobe is better than a partnership with Adobe.

Photo editing is a great example of something that I think we could do a much better job of in the product design process. There are a lot of times where you are using Figma plus other tools for photo editing, many of which might be owned by Adobe right now.

Why does the ownership of the tools matter?

It is extremely helpful to be able to go seamlessly into your workflow with a new modality, versus bringing assets and doing a complex import-export process into another tool. At the end of the day, our vision for Figma is to make design accessible to all, to make it so you are able to get things out of your head and onto the canvas faster. How do you do that while making it so that you are able to transition across these modalities quicker?

So you’re saying you’re opening Figma? I am just trying to be very concrete about this. You are opening Figma, you have designed some interface, you have a photo element in it, you click on it, and you get the full set of Photoshop tools right there in front of you, instead of having to open Photoshop and create a file.

I think there is a huge opportunity to bring these capabilities from Adobe Creative Suite and Creative Cloud into Figma and utilize them more, and to make it so that you are able to go and somehow transition across these different creative modalities to have a more seamless way of working.

By the way, we aren’t just talking about product design at the end of the day. I think that there is an opportunity to scale the impact of Figma much more broadly. We can start to make it so that you take the web-based tech, the different methods of collaboration, and the platform we have developed, and apply that to many other creative areas as well.

Finally, there is a huge opportunity to think about how creativity and productivity come together here. Like I mentioned at the start of our conversation, FigJam is not just a tool for designers. Isn’t this being used across the entire organization? It turns out that visual canvases are actually really helpful for tons of people to use. It’s a way for teams to come together, and it’s a way for people to run meetings.

A lot of people are trying to get into the creative productivity game. It’s heating up in competition a lot.

We are in a world where a lot of people are trying to get into the creative productivity game. It’s an area that is heating up in competition a lot. For example, Microsoft Designer just came out.

I mean, I’m rolling my eyes because another thing that just happened is that Adobe announced it was going to be purchasing Figma, and that it was going to sunset Adobe XD, which is the competitor to Figma.

I don’t think they announced that.

You can add and you can subtract from the market, and it is net zero that Microsoft is going to bundle some more stuff into the Office Suite. At the end of the day, Adobe’s competitor to Figma is going to go away because the company is going to own Figma. I hear you, in that there are ways to make things more seamless, but I’m still not clear on why Adobe has to own Figma to make these things happen.

I’m trying to highlight that there are a lot of things we can do here to make the customer experience of using Figma way better as a result of this. It’s really good for our community, really good for our user base, and really good for the designers in the Verge team.

We did our redesign on Figma. It was fun to use.

There is stuff in this structure that is really interesting to me. Everyone has been very clear that Figma will be an independent division inside of Adobe when this is all said and done — not a subsidiary, but a division of Adobe into itself. You’re going to report to an Adobe executive. Who are you going to report to?

David Wadhwani.

What is his role at Adobe?

He’s the chief business officer of Creative Cloud and Digital Media.

This is just a really small question. Did you get to pick? I have never been acquired. Did you look at a sheet with your kitchen cabinet of people and say, “All right, I’m going to report to this person,” or did they tell you?

I mean, look, I have had a great relationship with Scott [Belsky, Adobe’s chief product officer] since the start of Figma.

I think he reports to the same person, right?

Yes. I actually tried to convince Scott to be an investor early on. Turns out he was getting acquired, so I didn’t get him as an investor. We have continued to be friends and build that relationship over the last decade. In this case, it was David who was really bringing Figma in, and so I just assumed that was the structure the entire way.

So there was never a conversation. You never said, “I actually want to report to the CEO of Adobe”?

Nope.

How much do you stand to personally make from this deal?

Depends on the stock price on any given day. Look, that has not been my focus.

You’ve done the math. What’s the low and what’s the high?

 I don’t have the spreadsheets in front of me. It becomes very complex.

Are you going to be rich when it’s done? Like private jet rich?

I feel very well-off already. I have nothing to complain about, and I feel super blessed and lucky. I couldn’t be more thankful to be where I am at 30, regardless of this deal.

How much will your employees get?

A lot.

I assure you, every one of your employees who has equity in this company has done the math. Is it significant? Are you going to mint a bunch of millionaires?

I hope that we’re able to make it so the team is able to do whatever they want to do, and to move on if they want to. Hopefully they will stay at Figma a long time, but they can also go make a great impact in whatever community they’re in. I think we have an incredible, super creative group of people at Figma. I’m really excited to see them be even more empowered.

The reason I ask all those questions in that way is because I think you are going to stay at Figma. My feeling is that you are very committed to this thing you started when you were a very young man. But when people get the [***] money, they might leave. They don’t have to stay after the deal closes. You have to retain great talent that is going to enter the Adobe ecosystem, be able to leave, and even just do things inside of Adobe. It has to come into a much larger corporate structure that is going to have all the attendant Byzantine problems that come with it, as well as the resources. I don’t want to say there are no pros to that, but there are some cons.

The reason people join startups like Figma is the promise of this exit payday, which you will not be able to offer folks anymore. Have you thought about that life cycle? “Okay, I’m going to graduate out a bunch of people who are going to get the money — they’re going to get the bag and walk. Then my recruiting pipeline is going to dramatically change because the pot of gold at the end of the rainbow will be gone.”

This is wild, you don’t have to believe me if you don’t want to, but the number of people that started to apply to Figma after we announced this went up tremendously. Which is counterintuitive, because a lot of people have that mental model you just described. That is just the fact. I don’t know exactly what the percentage lift was and how sustained it was. I mean, it probably went down after the acquisition announcement a bit, but we have been getting people that are really excited about doing this at the combined company.

Well, the deal hasn’t closed yet, right? If you get a job at Figma today, you still get Figma equity that might get paid out.

It’s pinned to Adobe equity.

Okay.

If it ends up going through, then it becomes Adobe equity. If not, it’s Figma equity. I think that the chance of going and building this context is something that people are actually really excited about. Just looking at our team, we very deliberately tried to hire people that are super missionary throughout the company’s life.

We haven’t always been the highest-paying company. And you can always find a way to stretch a band and not be fair in your compensation, but we have been very deliberate about making sure that our compensation bands are fair and equitable. Through that, I think we have a lot of people who really believe in what we’re doing, not just people who are trying to make the most money.  It turns out that this has become a good outcome and people are going to do really well in aggregate, which I’m super happy about. Our employees are in it because they really love creativity, design, and building things, and they love doing it for other designers and creatives. I think they’re stoked.

I think you probably know this, but Tony Fadell is a friend of the show and a friend of The Verge, and he was on Decoder recently. He has a book out called Build. It’s uplifting in many ways, except for the chapters about the Nest acquisition at Google, of which Tony has nothing but unreserved scorn. Nest was a company that had its own culture. He was building it, Google bought it, they dumped a bunch of money into this company, they turbocharged investment, Google culture seeped into the company, and things went totally sideways. I don’t know how familiar you are with that story, but it is a pretty common story. You do the acquisitions so you can turbocharge growth with other people’s cash.

Oh, there are really positive stories too. GitHub and LinkedIn are some examples. Pixar is a really good example.

Pixar is a different direction. Pixar ate Walt Disney Animation Studios.

Totally.

The culture of Pixar took over Walt Disney. Here’s my question for you. What are the safeguards against the negative outcome? The negative outcome is well-known. The positive outcome is well-known. Do you have a commitment in writing that Figma will be independent? How does that work? What is that conversation like?

There has been a conversation with all levels of Adobe and everyone related to the deal about the autonomy of Figma, our goals, and how we’re going to execute against them. Honestly, the open-mindedness of the Adobe team to think about this in a very unique way was part of what got us comfortable. They were amazing with it. The proof is in the pudding.

Do you have a contract that says Figma will be independent?

Not in those words. We have an operating model doc where we talk about autonomy. That is not legally binding, but it is a plan. It’s important to think together about how we will make this combined company really amazing in the long term. Adobe is really wanting to set this up for success. Not just the management of Adobe, but having just been to Adobe Max last week, it’s the greater Adobe team as well.

I was really heartened by that reaction. Getting to meet them and spend time with them, we felt very welcomed. I’m really excited to spend that time with their team to learn and figure out how we go from here. How do we keep building and do the best thing for the customer and for that vision of making design accessible to all? And not just interface design, but more globally, all types of design, creativity, and productivity. There’s a lot to do there.

I have to ask you about the tweet, then I promise we’re going to move off of this and talk about WebGL. You know what tweet I’m going to ask you about. In January 2021, somebody said, “Give it 15 years and Figma will replace Adobe.” You replied, “The goal is to be Figma and not Adobe.” I have to point out to you that you’re about to become Adobe.

Again, we are operating autonomously. We are going to have our own offices and our own culture. We are definitely going to have a lot of people that are coming from Adobe into Figma. We are going to interview people, so it’s not like an automatic rubber-stamp “yes.” We are also going to be interviewing people from outside of Adobe and Figma to come in. We are going to continue to have our values.

It turns out our values are actually very similar to Adobe. That is one thing I learned through this process. Our mission is very similar to Adobe. Literally, you put the values side by side and it’s like, “Wow.” Turns out, design-oriented creative people are attracted to these companies. Having met people at Adobe Max, a lot of them feel like Figmates already. There is probably a lot I didn’t know about Adobe at that point in terms of how close they felt to us in demographic employee makeup and psychological makeup. At the same time, we definitely want to preserve the best of Figma. I still stand by that tweet. I don’t take it back.

It’s a pretty bad market right now, if you look at the economy. This is not the market for companies to go public in. This is not the market to go raise money in. In all of your decision-making frameworks, did that factor into it? “Hey, it’s going to be really hard to get more money. We’re kicking the ass of our competitor Adobe a little bit. They’re ready to give us a bunch of money to accelerate this.” Was that one of the decisions here?

We were on a path to continue to be independent as well. We’re cash flow positive, and we’re doubling revenue year over year. We were in as good of a state as possible. It was really about the merits of a combined entity, what we could do together, how we could be useful, and how we could make this product better for our audience. That was really the thing that was weighed the most heavily.

[…]

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Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations.html or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

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